                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                      Walden Residential Properties, Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                   931210108
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)


                                Joseph G. Beard
                                 3300 Commerce
                             Dallas, Texas  75226
                                (214) 515-7000
--------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               December 23, 1998
--------------------------------------------------------------------------------
                     (DATE OF EVENT WHICH REQUIRES FILING
                              OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 931210108                   13D                PAGE 2 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Westdale Properties America I, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   977,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                977,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        977,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        5.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 931210108                   13D                PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JCB Ventures I, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   977,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                977,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        977,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        5.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 931210108                   13D                PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JGB Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   977,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                977,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        977,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        5.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 931210108                   13D                PAGE 5 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Joseph G. Beard
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF/OO for shares listed in Items 7 & 9 below; not applicable for shares listed in Items 8 & 10 below
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                6,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   977,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                6,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                977,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        984,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        5.44%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 931210108                   13D                PAGE 6 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ronald Kimel, as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Canadian
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   977,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                977,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        977,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        5.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 931210108                   13D                   PAGE 7 OF 14 PAGES


ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $.01 per share (the "Stock"), of Walden Residential Properties, Inc., a Maryland corporation operated as a real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at One Lincoln Centre, 5400 LBJ Freeway, Suite 400, LB 45, Dallas, Texas 75240.


ITEM 2.   IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Westdale Properties America I, Ltd., a Texas limited partnership ("WPA I Ltd."); JGB Ventures I, Ltd., a Texas limited partnership and the sole general partner of WPA I Ltd. ("JGB I Ltd."); JGB Holdings, Inc., a Texas corporation and sole general partner of JGB I Ltd. ("JGB Holdings"); Joseph G. Beard, a citizen of the United States and sole shareholder of JGB Holding; ("Beard"); and Ronald Kimel, a Canadian citizen, as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust ("Kimel").

     WPA I Ltd. is a Texas limited partnership, the principal business of which is to own, operate develop, construct, acquire, and consult in respect of real estate in the United States. The principal business address of WPA I Ltd., which also serves as its principal office, is 3300 Commerce, Dallas, Texas 75226.

     JGB I Ltd. is a Texas limited partnership, the principal business of which is serving as the general partner of WPA I Ltd., serving as the general partner of Westdale Asset Management, Ltd., a Texas limited partnership, and activities related thereto. The principal business address of JGB I Ltd., which also serves as its principal office, is 3300 Commerce, Dallas, Texas 75226.

     JGB Holdings is a Texas corporation, the principal business of which is serving as the general partner of JGB I Ltd. and activities related thereto.
The principal business address of JGB Holdings, which also serves as its
principal office, is 3300 Commerce, Dallas, Texas 75226.   Beard is sole
director and President, Vice President and Treasurer of JGB Holdings. It has no other executive officers.

     Beard's principal occupation or employment is serving as the President of JGB Holdings as general partner of JGB I Ltd. The principal business address of Beard, which also serves as his principal office, is 3300 Commerce, Dallas, Texas 75226.

CUSIP NO. 931210108                   13D                   PAGE 8 OF 14 PAGES


     The principal business of Kimel and the Manuel Kimel Family Trust is investments. The principal business address of Kimel and the Manuel Kimel Family Trust, which also serves as their principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7.

     The Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of funds used by WPA I Ltd. to purchase its Stock is Working Capital of WPA I Ltd. As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. Beard used personal funds and sums borrowed from brokerage firm margin accounts to purchase his shares of Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     Pursuant to a series of transactions ending on December 23, 1998, WPA I Ltd. has purchased for an aggregate of $19,526,186 in cash an aggregate of 977,600 shares of Stock. The shares of Stock were acquired by WPA I Ltd. for the purpose of investment.

     Pursuant to a series of transactions ending on November 18, 1998, Beard, individually, purchased for an aggregate of $120,465 in cash an aggregate of 5,500 shares of Stock. The shares of Stock purchased by Beard individually were acquired for the purpose of investment.

     On November 13, 1998, Beard, through an Individual Retirement Account, purchased 1,400 shares for $30,244 in cash. The shares of Stock purchased by Beard through his Individual Retirement Account were acquired for the purpose of investment.

     Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer's business, prospects and financial condition, the market for the Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, one or more of the Reporting Persons may participate in meetings or hold discussions with the Issuer's management, other security holders of the Issuer and other persons in which the Reporting Persons may express their views with respect to potential changes in the operations, assets, capital structure or ownership

CUSIP NO. 931210108                   13D                   PAGE 9 OF 14 PAGES


of the Issuer. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form. One of the Reporting Persons has previously discussed with an officer of the Issuer the possibility of exchanging certain real estate and related assets owned by WPA I Ltd. and its affiliates for securities of the Issuer or its operating partnership and obtaining representation on the Board of Directors of the Issuer, but substantive discussions have not been pursued.

     Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) to take any other action with respect to the Issuer.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

CUSIP NO. 931210108                   13D                   PAGE 10 OF 14 PAGES


     (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to Rule 13d-3(a), at the close of business on December 31, 1998, each of WPA I Ltd. and Kimel may be deemed to be the beneficial owner of 977,600 shares of the Stock, which constitutes approximately 5.4% of the 18,112,354 shares of the Stock outstanding on October 28, 1998, according to the Issuer's Form 10-Q Report filed on November 13, 1998 (the "Outstanding Shares"). Each of the Reporting Persons, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

     Each of JGB I Ltd., as the sole general partner of WPA I Ltd., and JGB Holdings, as the sole general partner of JGB I Ltd., pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 977,600 shares of the Stock, which constitutes approximately 5.4% of the Outstanding Shares. Each of such persons, either directly or indirectly, may have or share the power to vote or to direct the vote and to dispose of or to direct the disposition of, such shares of Stock.

     Beard, individually and as sole shareholder of JGB Holdings, pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 984,500 shares of the Stock, which constitutes approximately 5.4% of the Outstanding Shares and consists of (i) the 977,600 shares described in the preceding paragraphs and (ii) 6,900 additional shares of Stock beneficially owned by Beard separately. Beard, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of, such shares of Stock.

     Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

     During the last 60 days, WPA I Ltd. has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

DATE        NUMBER OF SHARES  PRICE PER PRICE
---------------------------------------------
11/3/98                 2000           23 5/8
---------------------------------------------
11/3/98                 2000          23 9/16
---------------------------------------------
11/3/98                  200         23 11/16
---------------------------------------------
11/4/98                 1000           23 1/2
---------------------------------------------
11/5/98                 5000           23 1/4
---------------------------------------------
11/5/98                 3900           23 1/4
---------------------------------------------
11/5/98                  100           23 1/2
---------------------------------------------
11/9/98                 5000           22 7/8
---------------------------------------------
11/11/98                3000           22 7/8
---------------------------------------------

CUSIP NO. 931210108                   13D                   PAGE 11 OF 14 PAGES


DATE        NUMBER OF SHARES  PRICE PER PRICE
---------------------------------------------
11/11/98                2000           22 4/5
---------------------------------------------
11/18/98                1100           21 3/8
---------------------------------------------
11/24/98               10000           21 1/4
---------------------------------------------
11/27/98                9000         20 13/16
---------------------------------------------
11/27/98                1000         20 12/16
---------------------------------------------
11/30/98                5000         20 11/16
---------------------------------------------
12/7/98                20000          21 4/16
---------------------------------------------
12/9/98                10000         20 14/16
---------------------------------------------
12/9/98                10000         20 13/16
---------------------------------------------
12/10/98              100000          20 4/16
---------------------------------------------
12/11/98              102000               20
---------------------------------------------
12/11/98                5000               20
---------------------------------------------
12/11/98                6000         19 14/16
---------------------------------------------
12/15/98               10000          19 8/16
---------------------------------------------
12/15/98               10000         19 10/16
---------------------------------------------
12/16/98                5000          19 5/16
---------------------------------------------
12/16/98                5000          19 5/16
---------------------------------------------
12/16/98                2500          19 8/16
---------------------------------------------
12/17/98              475000          19 8/16
---------------------------------------------
12/21/98               13000         19 12/16
---------------------------------------------
12/22/98               20000         19 12/16
---------------------------------------------
12/23/98               90000         19 10/16
---------------------------------------------
12/23/98               13000          19 9/16
---------------------------------------------
12/23/98               10000         19 11/16
---------------------------------------------


     During the last 60 days, Beard, individually, has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

DATE        NUMBER OF SHARES  PRICE PER PRICE
---------------------------------------------
11/18/98                3000           21 3/8
---------------------------------------------
11/18/98                2000           21 1/2
---------------------------------------------

CUSIP NO. 931210108                   13D                   PAGE 12 OF 14 PAGES


     On November 13, 1998, Beard, through an Individual Retirement Account, purchased 1,400 shares of the Stock in open market transactions on the New York Stock Exchange for $21 1/2 per share.

     (d)  not applicable

     (e)  not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     BancBostonRobertsonStephens has advised the Reporting Persons in respect of their investment in securities of the Issuer and may be compensated if the Reporting Persons enter into a transaction with the Issuer. By virtue of constituent arrangements of the Reporting Persons, Beard and Kimel may be deemed to act jointly and thus deemed to share the power to vote, acquire and dispose of Stock. To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

CUSIP NO. 931210108                   13D                   PAGE 13 OF 14 PAGES


                        SIGNATURES AND POWER OF ATTORNEY

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

     Each of the undersigned Reporting Persons hereby constitutes and appoints Joseph G. Beard and Ronald Kimel, and each of them (with full power in each to act alone), as attorneys and agents of the undersigned, to sign and file with the Securities and Exchange Commission under Regulation 13 D-G under the Securities Exchange Act of 1934, as amended, any and all amendments and exhibits to this Schedule 13D, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable in their or his sole discretion.

     DATED:    January 4, 1999

                    WESTDALE PROPERTIES AMERICA I, LTD., a Texas limited partnership

                         By:  JGB Ventures I, Ltd., a Texas limited partnership
                         Its: General Partner

                              By:   JGB Holdings, Inc., a Texas corporation
                              Its:  General Partner

                                    By:  /s/ Joseph G. Beard
                                    Its: /s/ President

                    JGB VENTURES I, LTD., a Texas limited partnership

                         By:  JGB Holdings, Inc., a Texas corporation
                         Its: General Partner

                              By:   /s/ Joseph G. Beard
                              Its:  President

CUSIP NO. 931210108                   13D                   PAGE 14 OF 14 PAGES


                    JGB HOLDINGS, INC., a Texas corporation

                         By:  /s/ Joseph G. Beard
                         Its: President

                    /s/  Joseph G. Beard
                         Joseph G. Beard

                    /s/ Ronald Kimel
                    Ronald Kimel, as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust